

February 18, 2010

Ms. Monique Van Oord
Chief Financial Officer
Linux Gold Corp.
240-11780 Hammersmith Way
Richmond, British Columbia, Canada V7A 5E9

>   **Re: Linux Gold Corp.**
>   **Form 20-F for Fiscal Year Ended February 28, 2009**
>   **Filed September 14, 2009**
>   **File No. 000-30084**

Dear Ms. Van Oord:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended February 28, 2009

Trend Information, page 29

1.   We note that you have provided no information under this heading other than noting that that this section was not applicable due to your status as a mineral exploration company with no producing properties.

Under Item 5.D of Form 20-F you are required to disclose information about trends, uncertainties, demands, commitments and events that are reasonably likely to have a material effect on your operations or financial condition or which would cause your reported financial information not necessarily to be indicative of future operating results or financial condition. This requirement applies, regardless of your operating status, as a mineral exploration stage company or otherwise.

We ask you to further consider these disclosure requirements.

For example, given that you report $61,885 of cash exploration and development costs in fiscal year 2009, your disclosure on page 26 indicating that you plan to expend approximately $300,000 on these types of costs in fiscal year 2010 suggests that the related activity reported in your 2009 financial statements is not indicative of your future operating results or financial condition. If there are other aspects of your financial reporting that you expect will exhibit material change, these too should be addressed.

If you have disclosed such matters elsewhere in your filing, we suggest that you provide a concise summary under this heading and cross reference the sections where further details are presented. Please comply with this requirement.

Controls and Procedures, page 45

2.   Please expand your disclosure at Item 15 to identify any changes in internal control over financial reporting that occurred during the year that have materially affected or are reasonably likely to materially affect your internal control over financial reporting, to comply with Item 15T(c) of Form 20-F.

Report of Independent Registered Public Accounting Firm

3.   We note that you have not included an audit report covering the balance sheet as of February 29, 2008 and the related statements of operations, cash flows and changes in stockholder's equity (deficiency) for the years ended February 29, 2008 and February 28, 2007. Please amend your filing to include an audit report (or reports) that cover these periods to comply with Item 8.A.3 of Form 20-F.

Note 15 – Subsequent Events, page F-19

4.   We note that you extended the expiry date of multiple series of warrants
        subsequent to February 28, 2009. Please tell us the extent to which these
        modifications resulted in additional expense for the value conveyed, including
        details sufficient to understand the purpose of the extensions, the methods used to
        calculate the fair value of the warrants before and after modification, and your
        rationale in determining the appropriate period(s) for recognition.

Exhibit 12.1 and 12.2

5.   Please revise the certifications you attached as Exhibits 31.1 and 31.2 to replace
        all references to "small business issuer" with "company" to conform to the
        requirements of Instruction 12 to Item 19 of Form 20-F.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief